FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC BANK MALAYSIA BERHAD
RESULTS FOR THE FINANCIAL PERIOD ENDED
30 SEPTEMBER 2011 - HIGHLIGHTS

·	Profit before tax for the nine months ended 30 September 2011 was MYR1,019m, MYR217m or 27.1% higher than reported for the same period in 2010.

·
 Operating income grew to MYR2,090m, an increase of MYR278m or 15.3% compared with the same period in 2010. This was mainly due to higher trading profits of MYR542m, an increase of MYR126m or 30.4% and higher income from Islamic banking operations of MYR312m, an increase of MYR80m or 34.4%.

·	Loan impairment charges and other credit risk provisions at MYR166m increased slightly by MYR1m or 0.5% for the nine months ended 30 September 2011 compared to the same period last year.

·	The cost efficiency ratio for the nine months ended 30 September 2011 improved to 43.1% from 46.6% for the same period in 2010.

·	Total assets of MYR72.7bn at 30 September 2011 increased from MYR63.8bn at 31 December 2010 (30 September 2010: MYR59.5bn).

·
The core capital ratio and risk-weighted capital ratio (net of proposed/paid dividends) remain strong at 8.7% and 12.4% respectively at 30 September 2011. This was slightly lower compared with 9.6% and 13.7% respectively at 31 December 2010 (30 September 2010: 9.8% and 14.2% respectively) as risk weighted assets increased 17.5% to MYR44.9bn (31 December 2010: MYR38.2bn; 30 September 2010: MYR36.2bn) broadly in line with the growth in the balance sheet.

The financial statements of HSBC Bank Malaysia Berhad have been prepared in accordance with the applicable approved accounting standards issued by the Malaysian Accounting Standards Board.

Commentary
Mukhtar Hussain, Deputy Chairman and Chief Executive Officer of HSBC Bank Malaysia Berhad ('the Bank') and Global CEO, HSBC Amanah, commented: "For the first time in history, the Bank has crossed the one billion mark in profit before tax by the third quarter of the year, as profits grew by MYR217m or 27.1% to MYR1,019m.

"Our performance reflects positive economic momentum in 2011 in Malaysia with customers actively pursuing opportunities outlined in the Malaysian government's Economic Transformation Programme and across borders in Asia. HSBC Malaysia remains active in supporting its core customers as they continue to grow.

"HSBC in Malaysia is poised to expand its network to meet growing local demand. In line with the positive economic growth of the country, we will continue to invest and positively contribute towards the economic and financial development of Malaysia."

Financial Commentary
HSBC Bank Malaysia Berhad reported profit before tax of MYR1,019m in the first nine months of 2011 (MYR802m for the same period in 2010), an increase of 27.1% or MYR217m compared with the same period last year.

Operating income grew to MYR2,090m, an increase of MYR278m or 15.3% compared with the same period in 2010. This was from higher trading profits of MYR542m, up MYR126m or 30.4%; higher income from Islamic banking operations of MYR312m, up MYR80m or 34.4%; higher net interest income of MYR861m, up MYR47m or 5.8% and higher net fee income of MYR356m, up MYR35m or 11.1%.

Trading profits advanced on greater foreign currency gains and gains on financial assets held-for-trading and other financial instruments, but were partly offset by lower gains from trading in derivatives. Meanwhile, income from Islamic banking operations showed strong growth as Islamic financing continues to gain momentum in the local and international financial industry. Net interest income rose on account of the rising interest rate environment and larger gross loans, advances and financing base while net fee income improved on higher insurance fees and commission on sales of unit trusts.

Other operating expenses for the nine months ended 30 September 2011 increased by 6.5% or MYR55m to MYR900m compared with MYR846m for the same period in 2010, mainly due to higher general administrative expenses (up MYR28m or 11.1%) and personnel expenses (up MYR17m or 4.1%). General administrative expenses were higher mainly on increased recharges for Group IT services, while higher personnel expenses were in line with the increase in headcount due to expansion of the business.

Loan impairment charges and other credit risk provisions showed only a slight increase of MYR1m or 0.5% for the nine months ended 30 September 2011 compared to the same period last year. The increase was mainly on higher collective impairment provisions (up MYR22m) due to the expansion in the gross loans, advances and financing base, moderated by lower individual impairment provisions (down MYR20m) due to improvements in loan quality and higher recoveries.

Total assets increased by MYR8.9bn or 14.0% to MYR72.7bn compared with 31 December 2010, in tandem with the increase in deposits from customers of MYR6.6bn or 13.8% (30 September 2011: MYR55.0bn; 31 December 2010: MYR48.3bn) and inter-bank deposits of MYR1.1bn or 15.4% (30 September 2011: MYR7.9bn; 31 December 2010: MYR6.9bn). Gross loans, advances and financing at 30 September 2011 stood at MYR39.0bn, MYR4.9bn or 14.5% higher than the MYR34.0bn recorded at 31 December 2010 while the gross impaired loans ratio improved against history at 1.8% (31 December 2010: 2.0%, 30 September 2010: 2.0%).

Media enquiries to Marlene Kaur at +603 2075 3351 or marlenekaur@hsbc.com.my

Notes to editors:

1. HSBC in Malaysia
HSBC Bank Malaysia Berhad was locally incorporated in 1984 and is a wholly-owned subsidiary of The Hongkong and Shanghai Banking Corporation Limited (a company under the HSBC Group). In 2006, HSBC was the first foreign bank to be awarded a Takaful (Islamic insurance) license in Malaysia. HSBC Amanah Takaful (Malaysia) Sdn Bhd, a joint venture between HSBC Insurance (Asia Pacific) Holdings Limited (49% shareholding), Jerneh Asia Berhad (31% shareholding) and Employees Provident Fund Board of Malaysia (20% shareholding), commenced operations in August 2006. In 2007, HSBC Bank Malaysia Berhad was the first locally incorporated foreign bank to be awarded an Islamic banking subsidiary licence in Malaysia, and HSBC Amanah Malaysia, a full fledged Islamic bank wholly owned by HSBC Bank Malaysia, commenced operations in August 2008. HSBC in Malaysia has a network of 55 branches nationwide, of which 13 are Islamic finance branches.

2. The Hongkong and Shanghai Banking Corporation Limited
The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which serves customers worldwide in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,716bn at 30 September 2011, HSBC is one of the world's largest banking and financial services organisations.

Unaudited Condensed Statements of Financial Position as at 30 September 2011

	Group		Bank
Figures in MYR '000s	30 Sept 2011	31 Dec 2010	30 Sept 2011	31 Dec 2010

Assets
Cash and short-term funds	15,785,983	11,815,604	14,419,019	10,658,860
Securities purchased under resale agreements	5,074,098	6,467,863	5,074,098	6,467,863
Deposits and placements with banks and other financial institutions	863,390	330,981	2,695,413	1,471,815
Financial assets held-for-trading	4,774,727	4,895,060	4,696,309	4,747,054
Financial investments available-for-sale	2,578,594	3,400,090	2,257,398	3,069,425
Loans, advances and financing	39,023,362	34,076,044	32,733,215	29,439,768
Other assets	3,020,344	2,023,553	3,005,626	1,978,890
Statutory deposits with Central Bank	1,112,560	221,827	909,998	187,098
Investments in subsidiary companies	-	-	660,021	660,021
Property and equipment	334,617	318,481	320,417	302,056
Intangible assets	55,338	60,621	54,737	59,122
Deferred tax assets	81,992	168,344	71,125	150,342
Total assets	72,705,005	63,778,468	66,897,376	59,192,314

Liabilities
Deposits from customers	54,987,109	48,339,424	50,215,202	44,556,909
Deposits and placements of banks and other financial institutions	7,909,005	6,853,048	6,806,580	6,261,536
Bills and acceptances payable	432,057	429,229	426,449	423,698
Other liabilities	3,583,216	2,354,493	3,845,468	2,277,196
Recourse obligation on loans sold to National Mortgage Corporation	67,386	374,991	67,386	374,991
Provision for taxation	74,1588	103,158	72,002	98,710
Subordinated bonds	1,013,652	1,003,039	1,013,652	1,003,039
Total liabilities	68,066,583	59,457,382	62,446,739	54,996,079

Equity
Share capital	114,500	114,500	114,500	114,500
Reserves	4,523,922	3,956,586	4,336,137	3,831,735
Proposed dividend	-	250,000	-	250,000
Total equity attributable to shareholder of the Bank	4,638,422	4,321,086	4,450,637	4,196,235

Total liabilities and equity	72,705,005	63,778,468	66,897,376	59,192,314

Commitments and contingencies	127,602,904	87,503,362	125,278,336	85,680,212

Unaudited Condensed Statements of Comprehensive Income
For the financial period ended 30 September 2011

	Group
	3rd quarter ended		Year-To-Date ended
Figures in MYR'000s	30 Sept 2011	30 Sept 2010	30 Sept 2011	30 Sept 2010
Revenue	1,052,617	865,342	2,952,512	2,460,216

Interest income	556,751	493,205	1,632,387	1,396,036
Interest expense	(277,205)	(209,385)	(771,704)	(582,192)
Net interest income	279,546	283,820	860,683	813,844

Fee and commission income	123,230	111,150	370,953	342,549
Fee and commission expense	(3,041)	(7,301)	(15,075)	(22,126)
Net fee and commission income	120,189	103,849	355,878	320,423

Net trading income	226,662	150,365	541,767	415,537
Income from Islamic Banking	112,953	81,670	311,832	232,082
Other operating income	4,707	8,934	20,075	30,846
Operating income before impairment losses	744,057	628,638	2,090,235	1,812,732

Loan impairment charges and other credit risk provisions	(33,583)	(41,585)	(165,774)	(164,914)
Impairment losses on available-for-sale financial investments	-	-	(4,900)	-
Net operating income	710,474	587,053	1,919,561	1,647,818

Other operating expenses	(295,524)	(280,635)	(900,282)	(845,634)
Profit before income tax expense	414,950	306,418	1,019,279	802,184

Income tax expense	(113,235)	(78,509)	(266,282)	(211,311)
Profit attributable to shareholders	301,715	227,909	752,997	590,873

Other comprehensive income
Fair value reserve
- Change in fair value	5,034	9,707	3,382	10,740
- Amount transferred to profit or loss	(20)	-	(1,431)	(6,129)
Income tax relating to components of other comprehensive income	(1,094)	(2,291)	(317)	(1,371)
Other comprehensive income for the period, net of income tax	3,920	7,416	1,634	3,240

Total comprehensive income for the period	305,635	235,325	754,631	594,113

Profit attributable to shareholders	301,715	227,909	752,997	590,873
Total comprehensive income attributable to shareholders	305,635	235,325	754,631	594,113

Basic earnings per MYR0.50 ordinary share	131.8 sen	99.5 sen	328.8 sen	258.0 sen

Dividends per MYR0.50 ordinary share (net)
- paid in respect of prior year	-	-	109.2 sen	109.2 sen
- interim dividend paid	87.3 sen	87.3 sen	87.3 sen	87.3 sen

Unaudited Condensed Statements of Comprehensive Income
For the financial period ended 30 September 2011

	Bank
	3rd quarter ended		Year-To-Date ended
Figures in MYR'000s	30 Sept 2011	30 Sept 2010	30 Sept 2011	30 Sept 2010
Revenue	947,640	797,911	2,672,727	2,282,206

Interest income	570,334	502,241	1,667,589	1,420,200
Interest expense	(277,205)	(209,385)	(771,704)	(582,192)
Net interest income	293,129	292,856	895,885	838,008

Fee and commission income	123,230	111,150	370,953	342,549
Fee and commission expense	(3,041)	(7,301)	(15,075)	(22,126)
Net fee and commission income	120,189	103,849	355,878	320,423

Net trading income	226,662	150,365	541,767	415,537
Other operating income	27,414	34,155	92,418	103,920
Operating income before impairment losses	667,394	581,225	1,885,948	1,677,888

Loan impairment charges and other credit risk provisions	(1,172)	(18,243)	(85,409)	(106,164)
Impairment losses on intangible assets	-	-	(4,900)	-
Net operating income	666,222	562,982	1,795,639	1,571,724

Other operating expenses	(276,823)	(266,609)	(854,312)	(800,241)
Profit before income tax expense	389,399	296,373	941,327	771,483

Income tax expense	(107,791)	(73,106)	(250,828)	(200,136)
Profit attributable to shareholders	281,608	223,267	690,499	571,347

Other comprehensive income
Fair value reserve
- Change in fair value	4,632	9,704	3,166	11,570
- Amount transferred to profit or loss	(20)	-	(1,431)	(6,129)
Income tax relating to components of other comprehensive income	(994)	(2,425)	(263)	(1,356)
Other comprehensive income for the period, net of income tax	3,618	7,279	1,472	4,085

Total comprehensive income for the period	285,226	230,546	691,971	575,432

Profit attributable to shareholders	281,608	223,267	690,499	571,347
Total comprehensive income attributable to shareholders	285,226	230,546	691,971	575,432

Basic earnings per MYR0.50 ordinary share	123.0 sen	97.5 sen	301.5 sen	249.5 sen

Dividends per MYR0.50 ordinary share (net)
- paid in respect of prior year	-	-	109.2 sen	109.2 sen
- interim dividend paid	87.3 sen	87.3 sen	87.3 sen	87.3 sen

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 12 December, 2011